Guild Wars 2 China Begins Head-start Open Beta on May 1st

BEIJING, April 30, 2014 - KongZhong Corporation (KONG), a leading provider of digital entertainment services for consumers in the PRC, today has officially launched Guild Wars® 2, the groundbreaking fantasy MMO developed by ArenaNet, to begin its two-week long head-start open beta in China. The full open beta is set to begin on May 15th.

Guild Wars 2 is the first major MMORPG in the China market to pioneer the CDKey business model without subscription, and with that innovation in the Chinese game market business model, there have been doubts whether such a model would be accepted by Chinese players.

KongZhong has announced that the total amount of CD-Keys sold during the pre-order period reached 500,000 units, with sales continuing through the headstart period, setting the foundation for a successful upcoming open beta on May 15th.

Players who purchased CD-Keys during the pre-order period will have the opportunity to experience Guild Wars 2 for the following two weeks before, prior to the open beta, as Chinese pioneers into the world of Tyria.

About Guild Wars 2

Guild Wars® 2 is a visually stunning MMO that offers players the epic grandeur of a massive role playing environment combined with innovative combat mechanics, dynamic events, and customized personal storytelling. Building on the success of Guild Wars, NCSOFT and game developer ArenaNet™ have created an MMO that lets gamers play the way they want, while at the same time retaining the no-subscription-fee business model that made the original Guild Wars so popular. For more information about Guild Wars 2, visit www.guildwars2.com

About KongZhong

KongZhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Email: ir@kongzhong.com

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